EXHIBIT 99.1

WASHINGTON MUTUAL, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2005	2006	2005
	(dollars in millions)
Earnings, including interest on deposits(1):
Income from continuing operations before income taxes	$1,133	$1,301	$3,815	$4,043
Fixed charges	3,203	2,066	8,712	5,402
	$4,336	$3,367	$12,527	$9,445
Fixed charges(1):
Interest expense	$3,158	$2,024	$8,574	$5,275
Estimated interest component of net rental expense	45	42	138	127
	$3,203	$2,066	$8,712	$5,402
Ratio of earnings to fixed charges	1.35	1.63	1.44	1.75
Earnings, excluding interest on deposits(1):
Income from continuing operations before income taxes	$1,133	$1,301	$3,815	$4,043
Fixed charges	1,464	1,070	4,292	2,858
	$2,597	$2,371	$8,107	$6,901
Fixed charges(1):
Interest expense	$3,158	$2,024	$8,574	$5,275
Less: interest on deposits	(1,739)	(996)	(4,420)	(2,544)
Estimated interest component of net rental expense	45	42	138	127
	$1,464	$1,070	$4,292	$2,858
Ratio of earnings to fixed charges	1.77	2.22	1.89	2.41

(1)                 As defined in Item 503(d) of Regulation S-K.